FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934

For the month of	August	2003
Acetex Corporation
(Translation of registrant’s name into English)
750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1
(Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	Form 40-F	✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acetex Corporation By: /s/ “David W. Ross”
Date: August 11, 2003	Name: David W. Ross Title: Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit	Page
August 11, 2003 Press Release	3

FOR IMMEDIATE RELEASE

ACETEX ANNOUNCES 18 DAY UNSCHEDULED MAINTENANCE SHUTDOWN

Vancouver, B.C., Canada – August 11, 2003 - Acetex Corporation announced today that customers are being informed of an unscheduled maintenance shutdown for the completion of necessary repair work at its Pardies, France, facility which commenced Saturday, August 9, 2003, and which is expected to last for a period of 18 days. As a result, Acetex is declaring Force Majeure due to expected difficulty in meeting sales contract delivery obligations. Acetex will be taking all possible measures to mitigate inconvenience to customers including sourcing material from other producers wherever possible. This is the first major unscheduled maintenance event experienced by Acetex since 1997.

Acetex Corporation has two primary businesses – its European Acetyls business and the AT Plastics business.  Our Acetyls business is Europe's second largest producer of acetic acid and polyvinyl alcohol and third largest producer of vinyl acetate monomer. These chemicals and their derivatives are used in a wide range of applications in the automotive, construction, packaging, pharmaceutical and textile industries.

The AT Plastics business of Acetex develops and manufactures specialty polymers and films products. Specialty polymers are used in the manufacture of a variety of plastics products, including packaging and laminating products, auto parts, adhesives and medical products.  The films business focuses on products for the agricultural, horticultural and construction industries.

Acetex directs its operations from its corporate head office in Vancouver, Canada. Acetex has plants in France, Spain, and Edmonton, Alberta, and sells to customers in Europe, the United States, Canada, and around the world.  Acetex’s common shares are listed for trading under the symbol “ATX” on The Toronto Stock Exchange, which has neither approved nor disapproved the information contained herein.

For further information, please contact:

Acetex Corporation Lynn Haycock Investor Relations Telephone: (604) 688-9600 Email: invest@acetex.com